Exhibit (d)(1)

April 24, 2024

Meridian BidCo LLC
c/o K1 Investment Management, LLC
875 Manhattan Beach Blvd.
Manhattan Beach, CA 90266

Re:	Equity Financing Commitment

Ladies and Gentlemen:

This letter agreement (this “Agreement”) sets forth the commitment of K5 Private Investors, L.P., a Delaware limited partnership (the “Investor”), to, subject to the terms and conditions hereof, purchase, or cause an assignee permitted by Section 4 of this Agreement to purchase, equity securities of Meridian BidCo LLC, a Delaware limited liability company (“BidCo”), in connection with the proposed acquisition by BidCo of the entire issued and to be issued share capital of MariaDB plc, an Irish public limited company, pursuant to a takeover offer substantially on the terms, and subject to the conditions, set forth in the draft Rule 2.7 Announcement (the “Announcement”) set forth on the Schedule hereto (save for any amendments approved by or on behalf of the Investor or any of its Affiliates). Capitalized terms used but not defined herein have the meanings ascribed to them in the Announcement, unless the context requires otherwise. The Investor acknowledges that BidCo may, with the consent of the Irish Takeover Panel, elect to implement the Offer instead by way of a scheme of arrangement under the Irish Companies Act 2014 and the provisions of this Agreement shall continue to apply in that event.

1.	Equity Financing Commitment.

(a)          Subject to the terms and conditions set forth herein, the Investor hereby irrevocably commits to purchase equity securities of BidCo for an aggregate amount not to exceed $53,795,920.12 (the “Commitment”), in order that BidCo shall be able to pay, in accordance with the terms of the Offer, the Cash Consideration to MariaDB Shareholders whose MariaDB Shares are tendered in the Offer (the “Required Amount”), in each case, solely for the purpose of consummating the Offer; provided, that the Investor shall not, under any circumstances, be obligated to purchase equity securities of BidCo or otherwise provide any funds to BidCo hereunder in an amount exceeding the Commitment.

(b)          Without limiting the foregoing and without limitation or modification of BidCo’s or the Investor’s obligations under this Section 1, the Investor may effect the purchase of the equity interests of BidCo directly or indirectly through one or more entities, parallel funds or alternative investment vehicles affiliated with or managed by the Investor.

(c)          Subject only to Section 2 and Section 3 below, the Investor will fund the Required Amount on or before the date on which BidCo must pay the Cash Consideration in connection with the Offer, in cash in immediately available funds, and without any rights of recovery, set-off, recission or counterclaim or similar rights. The proceeds of the Required Amount shall be provided to, and used by, BidCo solely for the purposes set forth in Section 1(a).

2.            Equity Financing Conditions. The Investor’s obligations under this Agreement with respect to Section 1 shall be subject only to:

(a)          the Offer becoming, or being declared, unconditional in all respects in accordance with the requirements of the Irish Takeover Rules; or

(b)          if the Offer is implemented by way of a Scheme, the Scheme having become effective in accordance with its terms.

3.            Termination. Notwithstanding any other provision of this Agreement, the obligation of the Investor to fund the Commitment shall automatically and immediately expire upon the earliest to occur of (i) the payment in full by the Investor, or its assignee pursuant to Section 4, of an amount equal to the Required Amount to BidCo and (ii) the expiry of the Certain Funds Period (the date of such earliest event being the “Commitment Expiration Date”). From and after the Commitment Expiration Date, neither the Investor nor any assignee pursuant to Section 4 shall have any further liability or obligation to BidCo hereunder. The “Certain Funds Period” means the period beginning on the date of release of the Announcement and ending on the earlier of:

(a)          the date on which BidCo pays the Cash Consideration in connection with and pursuant to the terms of the Offer (whether effected as a takeover offer or a Scheme); and

(b)          if the Offer is:

(i)             implemented by way of a takeover offer, the date on which the Offer lapses, terminates or (with the consent of the Irish Takeover Panel) is withdrawn; or

(ii)            effected by way of a Scheme, the date the Scheme lapses, terminates or is withdrawn (by order of a court or otherwise),

provided that a switch from a takeover offer to a Scheme or vice versa (or any amendment to the terms or conditions of the Offer or a Scheme) shall not amount to a lapse, termination or withdrawal for the purpose of this definition.

4.            Assignment. The Commitment shall not be assignable by the Investor, other than to another fund affiliated with the Investor; provided that, in the event of such assignment, the Investor shall remain responsible for all obligations hereunder in the event of non-performance by the Investor’s assignee (including its obligation to fund the Commitment). Any transfer or assignment in violation of this Section 4 shall be null and void ab initio.

5.            Entire Agreement. This Agreement contains the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements, arrangements and understandings with respect thereto, whether written or oral.

6.            No Other Relationships. Each party acknowledges and agrees that (a) this Agreement is not intended to, and does not, create any agency, partnership, fiduciary or joint venture relationship between or among any of the parties hereto and neither this Agreement nor any other document or agreement entered into by any party hereto relating to the subject matter hereof shall be construed to suggest otherwise and (b) the obligations of the Investor under this Agreement are solely contractual in nature.

7.          Investor Expenses. Subject to the obligation of BidCo to use the Commitment solely for the purposes set forth in Section 1(a), BidCo agrees that, from and after the date hereof, it will pay and hold, or will cause to be paid and held, the Investor and its other Affiliates harmless against any and all liability for out-of-pocket expenses (including attorneys’ fees for the Investor) of the Investor or its other Affiliates in connection with the transactions contemplated hereby or otherwise related to its investment in BidCo. Notwithstanding anything to the contrary contained in this Section 6, any and all rights on the part of the Investor and its Affiliates to payment from BidCo pursuant to this Section 6 are expressly subordinated to any payment obligation of BidCo to MariaDB Shareholders in connection with the Offer (such payment obligation being set out in Section 1(a)).

8.            Amendment. This Agreement may be amended or modified, in whole or in part, only by a duly authorized agreement in writing executed by all of the parties hereto.

9.            Enforcement of Claims.

(a)          Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, BidCo, by its acceptance of the benefits hereof, covenants, agrees and acknowledges that no Person other than the Investor and any of its assignees that is actually assigned any obligations pursuant to this Agreement, has obligations hereunder and that, notwithstanding that the Investor is a limited partnership, neither BidCo nor any other Person has any remedy, recourse or right of recovery against, or contribution from, any Investor Affiliate (as defined below), through the Investor, BidCo or otherwise in connection with this Agreement, whether by or through attempted piercing of the corporate veil or similar proceeding, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, by or through a claim by or on behalf of BidCo against the Investor or any Investor Affiliate, or otherwise.

(b)          Without limiting the foregoing, by its acceptance of this Agreement, to the maximum extent permitted by applicable law, BidCo agrees that it shall not, and shall cause each of its controlled Affiliates and their respective officers, directors, employees, representatives and agents, acting in such capacities, not to, institute any proceeding or bring any claim against the Investor or any Investor Affiliate under or in connection with or related to this Agreement or the obligations contemplated hereby under any theory of law or equity, except for claims against the Investor or any of its assignees to enforce their obligations explicitly set forth herein. For purposes of this Agreement, the term “Investor Affiliate” means (1) any former, current or future general or limited partners, stockholders, holders of any equity, partnership or limited liability company interest, officer, member, manager, director, employee, agent, attorney, controlling person, assignee or Affiliate of the Investor, or (3) any former, current or future general or limited partners, stockholders, holders of any equity, partnership or limited liability company interest, officer, member, manager, director, employee, agent, attorney, controlling person, assignee or Affiliate of any of the foregoing; provided, that, for the avoidance of doubt, no Person to which the Investor has validly assigned all or any portion of the Commitment shall be an Investor Affiliate.

10.          No Third Party Beneficiaries. This Agreement is intended to be solely for the benefit of, and enforceable by, the Investor and BidCo, and may not be enforced by any other Person, and nothing herein or in any other agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies whatsoever under or by reason of this Agreement.

11.          Governing Law; Jurisdiction and Venue. This Agreement shall be governed and construed in accordance with Irish law, without regard to conflict of law principles that would result in the application of any law other than Irish law. The parties (a) hereby irrevocably and unconditionally agree that the courts of the Republic of Ireland are to have exclusive jurisdiction for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the courts of the Republic of Ireland, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

12.          Severability. Any term or provision of this Agreement that is invalid, illegal or unenforceable in any situation will not affect the validity, legality or enforceability of the remaining terms and provisions hereof, or the validity, legality or enforceability of the offending term or provision in any other situation. In the event that any provision hereof would, under applicable law, be invalid, illegal or unenforceable in any respect, each party hereto intends that such provision will be construed by modifying or limiting it so as to be valid, legal and enforceable to the maximum extent compatible with, and possible under, applicable law.

13.          Electronic Delivery. Delivery of an executed counterpart of a signature page to this Agreement electronically, including as a pdf or similar attachment to an electronic communication, shall have the same effect as delivery of a manually executed counterpart to this Agreement.

14.        Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

15.          Representations. The Investor hereby represents and warrants to BidCo that: (a) it has all limited partnership power and authority to execute, deliver and perform this Agreement; (b) the execution, delivery and performance of this Agreement by it has been duly and validly authorized and approved by all necessary limited partnership action by it, and no other proceedings or actions on the part of such Investor are necessary therefor; (c) this Agreement has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with the terms of this Agreement; (d) the Commitment is less than the maximum amount that it is permitted to invest in any one portfolio investment pursuant to the terms of its organizational or governing documents or otherwise; (e) it has, and will have for so long as this Agreement shall remain in effect, uncalled capital commitments sufficient to pay the Commitment when and as required hereunder; (f) the execution, delivery and performance of this Agreement by the Investor does not and will not (i) violate the organizational documents of the Investor, (ii) violate any applicable law or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation under, any contract to which the Investor is a party, in any case, for which such violation, default or right would be reasonably likely to prevent or materially impede, interfere with, hinder or delay the consummation by such Investor of the transactions contemplated by this Agreement on a timely basis; (g) all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental authority necessary for the due execution, delivery and performance of this Agreement by it have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental authority is required in connection with the execution, delivery or performance of this Agreement and (h) it is familiar with the Announcement and the Offer. The Investor acknowledges that BidCo has relied on the accuracy of the representations and warranties contained in this paragraph.

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If this Agreement is acceptable to you, please so indicate by signing in the space indicated below.

Very truly yours,

K5 PRIVATE INVESTORS, L.P.

By:	K5 Capital Advisors, L.P.
Its:	General Partner

By:	K1 Investment Management, LLC
Its:	General Partner

By:	/s/ Neil Malik
Name: R. Neil Malik
Title: Managing Member

Accepted and agreed to as of the date first set forth above:

MERIDIAN BIDCO LLC

By:	/s/ Sujit Banerjee
Name: Sujit Banerjee
Its: President

[Signature page to Equity Commitment Letter]

Schedule

Draft Rule 2.7 Announcement

(See attached)